SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
Under the Securities and Exchange Act of 1934
Amendment No. 1

OCZ TECHNOLOGY GROUP INC
 (Name of Issuer)

Common Stock, par value $0.0025 per share
(Title of Class of Securities)

67086E204
(CUSIP Number)

October 29, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

Page 1 of 11 Pages
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67086E204              13G                    Page 2 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire Capital Partners, L.P.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
763,875 Common Stock Shares
273,686 Based on Warrant Shares
OWNED BY  __________________________________________________________________________

EACH                                          (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
763,875 Common Stock Shares
273,686 Based on Warrant Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
1,037,561
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
3.8%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
PN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67086E204             13G                    Page 3 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire GP, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
 -0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
763,875 Common Stock Shares
273,686 Based on Warrant Shares
OWNED BY       ________________________________________________________________________

EACH                                         (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
763,875 Common Stock Shares
273,686 Based on Warrant Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
1,037,561
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)                                                   3.8%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67086E204               13G                    Page 4 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                      Empire Capital Management, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
 -0-
SHARES    ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
1,534,299 Common Stock Shares
550,858    Based on Warrant Shares
OWNED BY __________________________________________________________________________

EACH                                         (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING    _________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
1,534,299 Common Stock Shares
550,858    Based on Warrant Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
2,085,157
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
7.6%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67086E204               13G                    Page 5 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Scott A. Fine
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
 -0-
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
2,298,174 Common Stock Shares
824,544    Based on Warrant Shares
OWNED BY ___________________________________________________________________________

EACH                                         (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
2,298,174 Common Stock Shares
824,544    Based on Warrant Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
3,122,718
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
11.4%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67086E204               13G                    Page 6 of 11 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Richards
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
 -0-
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
2,298,174 Common Stock Shares
824,544    Based on Warrant Shares
OWNED BY __________________________________________________________________________

EACH                                          (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING __________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
2,298,174 Common Stock Shares
824,544    Based on Warrant Shares
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
3,122,718
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
11.4%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67086E204              13G                    Page 7 of 11 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is OCZ TECHNOLOGY GROUP INC (the “Company”).

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located 6373 San Ignacio Avenue, San Jose, CA 95110.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
(i)	Empire Capital Partners, LP, a Delaware limited partnership (“Empire Capital”), with respect to the shares of Common Stock and/or Warrants (as defined below) directly owned by it;

(ii)	Empire GP, LLC, a Delaware limited liability company (“Empire GP”), with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital;

(iii)
Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital Partners, LTD (the “Empire Overseas Fund”) and Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Master Fund”);

(iv)	Mr. Scott A. Fine (“Mr. Fine”) with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital, the Empire Overseas Fund and the Enhanced Master Fund; and

(v)	Mr. Peter J. Richards (“Mr. Richards”) with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital, the Empire Overseas Fund and the Enhanced Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

CUSIP No. 67086E204              13G                    Page 8 of 11 Pages

Item 2(c).     Citizenship:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware.  Mr. Fine and Mr. Richards are each a United States citizen.

Item 2(d).     Title of Class of Securities:

                Common Stock, par value $0.0025 per share (the “Common Stock”)

Item 2(e).  CUSIP Number:    67086E204

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

          (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ]   Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ]   Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]   Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 67086E204              13G                    Page 9 of 11 Pages

Item 4.   Ownership.

A.           Empire Capital Partners, L.P. and Empire GP, L.L.C.
(a) Amount beneficially owned:                                                        763,875 Common Stock Shares
            273,686 Based on Warrant Shares
 (b) Percent of class:                                                                3.8%

The percentages used herein and in the rest of Item 4 are calculated based upon (i) the 26,674,102 shares of Common Stock issued and outstanding as of October 12, 2010 as reflected in the Company's Form 10-Q filed on October 15, 2010 and (ii) the 824,544 additional shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned by Empire Capital, Empire Management and Mr. Fine/Mr. Richards within 60 days upon exercise or conversion of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

 (c)            (i) Sole power to vote or direct the vote:                             -0-
(ii) Shared power to vote or direct the vote:                         763,875 Common Stock Shares
              273,686 Based on Warrant Shares
 (iii) Sole power to dispose or direct the disposition:           -0-
(iv) Shared power to dispose or direct the disposition:       1,037,561

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP.  Empire GP does not directly own any shares of Common Stock and/or Warrants.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.  Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

B.           Empire Management
(a) Amount beneficially owned:                                                        1,534,299 Common Stock Shares
            550,858    Based on Warrant Shares
 (b) Percent of class:                                                                        7.6%
(c) (i) Sole power to vote or direct the vote:                                        -0-
(ii) Shared power to vote or direct the vote:                                        2,085,157 Common Stock
(iii) Sole power to dispose or direct the disposition:                          -0-
(iv) Shared power to dispose or direct the disposition:                     2,085,157

The Empire Overseas Fund and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of Common Stock and/or Warrants beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  Empire Management does not directly own any shares of Common Stock and/or Warrants.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund and the Enhanced Master Fund.  Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

C.           Scott A. Fine
(a) Amount beneficially owned:                                                                2,298,174 Common Stock Shares
       824,544    Based on Warrant Shares
 (b) Percent of class:                                                                            11.4%
(c) (i) Sole power to vote or direct the vote:                                            -0-
(ii) Shared power to vote or direct the vote:                                            3,122,718 Common Stock
(iii) Sole power to dispose or direct the disposition:                              -0-
(iv) Shared power to dispose or direct the disposition:         3,122,718

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund and the Enhanced Master Fund.  Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

CUSIP No. 67086E204               13G                    Page 10 of 11 Pages

D.           Peter J. Richards
(a) Amount beneficially owned:                                                                2,298,174 Common Stock Shares
       824,544    Based on Warrant Shares
 (b) Percent of class:                                                                            11.4%
(c) (i) Sole power to vote or direct the vote:                                            -0-
(ii) Shared power to vote or direct the vote:                                            3,122,718 Common Stock
(iii) Sole power to dispose or direct the disposition:                              -0-
(iv) Shared power to dispose or direct the disposition:         3,122,718

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund and the Enhanced Master Fund.  Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

On October 29, 2010, Empire Capital, the Empire Overseas Fund and the Enhanced Master Fund (the Empire Funds) entered into a Securities Purchase Agreement to purchase an aggregate of 1,298,174 shares of the Company’s common stock at a price of $3.08125 per share, par value $0.0025 per share and, in addition, received Warrants to purchase an aggregate 324,543 shares of common stock (25%) at an exercise price of $5.25 per share.  The Warrants are exercisable six (6) months and one (1) day after the date of issuance (November 2, 2010), expire on the five (5) year anniversary of the date of issuanace and may be exercised on a cashless basis.

On March 23, 2010, Empire Capital, the Empire Overseas Fund and the Enhanced Master Fund (the Empire Funds) entered into a Securities Purchase Agreement to purchase an aggregate 1,000,000 shares of the Company’s common stock at a price of $3.00 per share, par value $0.0025 per share and, in addition, received Warrants to purchase an aggregate 500,000 shares of common stock at an exercise price of $5.25 per share.  The Warrants are exercisable immediately and expire on March 23, 2015 and may also be exercised on a cashless basis.

The foregoing descriptions of the Securities Purchase Agreements and Warrants do not purport to be complete descriptions of the information contained in such documents.

Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of the Common Stock.  Empire Management, the investment manager of the Empire Overseas Fund has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock.  Empire Management, the investment manager of the Enhanced Master Fund, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets under its discretion.  Messrs. Fine and Richards are the Members of Empire GP and Empire Management, and in their capacities direct the operations of Empire GP and Empire Management. Empire Management, Empire GP, the Empire Funds, Scott A. Fine and Peter J. Richards each disclaim beneficial ownership of any of the Issuer's securities to which this Schedule 13G relates.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 67086E204               13G                    Page 11 of 11 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  5 November 2010

                                      By:    /s/ Scott A. Fine
                                                Scott A. Fine
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

By:  /s/ Peter J. Richards
                                                Peter J. Richards
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.